
June 30, 2021

Michael Otworth
Chief Executive Officer
PureCycle Technologies, Inc.
5950 Hazeltine National Drive, Suite 650
Orlando, Florida 32822

> **Re: PureCycle Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 25, 2021**
> **File No. 333-257423**

Dear Mr. Otworth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joel T. May, Esq.